FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the annual report relates: March 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan

John McNab

Glenn Campbell

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Christopher J. Cummings	Alan Dean	Ministry of Finance
Shearman & Sterling LLP	Davis Polk & Wardwell	Provincial Treasury
199 Bay Street	450 Lexington Avenue	Debt Management Branch
Commerce Court West	New York, New York	620 Superior Street
Suite 4405, P.O. Box 247	10017	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario		Victoria, British Columbia
Canada M5L 1E8		Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

EXPLANATORY NOTE

This Form 18-K/A is an amendment to, and restatement of, the Form 18-K filed on September 26, 2007. The Form 18-K was inadvertently missing the conformed signature and date on the signature page.

PROVINCE OF BRITISH COLUMBIA

The information set forth below is to be furnished:

1.                  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)         The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)         The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)          The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.                  A statement as of the close of the fiscal year of the registrant to which this annual report relates giving the total outstanding of:

(a)         Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)         External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3.                  A statement giving the title, year of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the fiscal year of the registrant to which the annual report relates.

Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

4.     (a)    As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)             Total amount held by or for the account of the registrant.

Series	Date of Maturity	Year of Issue	Interest Rate	Total Amount Held by of for the Account of the Registrant
BCUSD-2	January 15, 2026	1996	6.50%	USD 47,011,033
BCUSD-3	September 1, 2036	1996	7.25%	USD 42,075,671
BCUSD-4	June 20, 2007	2002	Floating	—
BCUSG-1	October 29, 2008	1998/2001	5.38%	—
BCUSG-3	May 30, 2013	2003	4.30%	—
BCCG-3	June 1, 2009	2002	5.70%	—

(2)             Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)             Total amount otherwise outstanding.

Series	Date of Maturity	Year of Issue	Interest Rate	Total Amount Held by of for the Account of the Registrant
BCUSD-2	January 15, 2026	1996	6.50%	USD 452,988,967
BCUSD-3	September 1, 2036	1996	7.25%	USD 257,924,329
BCUSD-4	June 20, 2007	2002	Floating	USD 150,000,000
BCUSG-1	October 29, 2008	1998/2001	5.38%	USD 750,000,000
BCUSG-3	May 30, 2013	2003	4.30%	USD 500,000,000
BCCG-3	June 1, 2009	2002	5.70%	CAD 750,000,000

(b)         If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The securities were acquired by means of open market purchases.

5.                  A statement as of the close of the fiscal year of the registrant to which this annual report relates giving the estimated total of:

(a)         Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)         External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6.                  Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.5 hereto and is incorporated by reference herein.

7.     (a)             If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)         If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)             Pages numbered 1 to 6 consecutively.

(b)            The following exhibits:

Exhibit (a) — None

Exhibit (b) — None.

Exhibit (c) — Copy of the British Columbia Budget and Fiscal Plan 2007/08 - 2009/10 (incorporated by reference to Amendment No. 2 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2006.)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet — 2007 British Columbia Financial and Economic Review
	(99.2)	Cross-reference Sheet — 2006/07 Public Accounts
	(99.3)	Additional Information relating to the Province
	(99.4)	2007 British Columbia Financial and Economic Review
	(99.5)	2006/07 Public Accounts
	(99.6)	First Quarterly Report on the Economy, Fiscal Situation and Outlook, Fiscal Year 2007/08, Three Months, April — June 2007

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 27th day of September, 2007.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By: /s/ J.W. Hopkins

Name:	Jim Hopkins
Title:	Assistant Deputy Minister
Provincial Treasury and Registries
Ministry of Finance

EXHIBIT INDEX

Exhibit (a) — None

Exhibit (b) — None

Exhibit (c) — Copy of the British Columbia Budget and Fiscal Plan 2007/08-2009/10 (incorporated by reference to Amendment No. 2 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2006.)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet — 2007 British Columbia Financial and Economic Review
	(99.2)	Cross-reference Sheet — 2006/07 Public Accounts
	(99.3)	Additional Information relating to the Province
	(99.4)	2007 British Columbia Financial and Economic Review
	(99.5)	2006/07 Public Accounts
	(99.6)	First Quarterly Report on the Economy, Fiscal Situation and Outlook, Fiscal Year 2007/08, Three Months, April-June 2007